EXHIBIT 21.1

LIST OF REWARDS NETWORK SUBSIDIARIES

Name	Jurisdiction of Organization
1. Rewards Network Establishment Services Inc.	Delaware
2. Rewards Network Services LLC	Delaware
3. Rewards Network International, Inc.	Delaware
4. RTR Funding LLC	Delaware
5. Rewards Network Canada GP Corporation	Nova Scotia, Canada
6. Rewards Network Canada LP	Ontario, Canada
7. Restaurant Cash LLC	Delaware